Exhibit 99.1

Date: July 13, 2016

100 University Avenue, 8th floor

Toronto ON, M5J 2Y1

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TRANSITION THERAPEUTICS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	July 21, 2016
Record Date for Voting (if applicable) :	July 21, 2016
Beneficial Ownership Determination Date :	July 21, 2016
Meeting Date :	August 25, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
NEW COMMON	893716209	CA8937162094

Sincerely,

Computershare

Agent for TRANSITION THERAPEUTICS INC